EXHIBIT 19

[Progressive Asset Management, Inc. letterhead]

REPORT TO SHAREHOLDERS

I. Finances for the Quarter Ending March 31, 2002

During the quarter ending March 31, 2002, Progressive Asset Management, Inc. (PAM), narrowly achieved positive financial results. PAM produced total revenues of $110,472, while incurring expenses of $109,484, thereby generating a net profit of $988 for the quarter. There were no meaningful earnings per share for the quarter.

Net profits fell $39,993 from the same quarter of the previous year. Such a decline resulted from an $18,466 falloff in revenues and a $21,527 increase in expenses. The decline in revenues was a continuing indication of the investing public’s present apathy with regard to the equities markets, as well as to the decline in asset values that has occurred over the past year. The increase in expenses is primarily a result of the increase in staff, the new promotional efforts and the one time cost of completing the tender offer described below. Each shareholder receives as part of this Quarterly Report, the unaudited financial statement for the quarter ending March 31, 2002, prepared by the accounting firm of Markle Stuckey Hardesty & Bott.

Under the strategic alliance with Financial West Group (FWG), FWG executes securities transactions and receives the commissions for those transactions generated by registered representatives who are members of the PAM Network. FWG then distributes the preponderance of the commissions to the registered representatives, retaining a portion, which is shared with PAM. The alliance is described in more detail in PAM’s annual 10-KSB filed with the Securities and Exchange Commission on September 27, 2001, and available online at its website or from PAM’s secretary.

II. Implementation of PAM’s Business Plan.

Throughout the quarter, PAM’s Business Development Department led by Alison Wise continued to make contacts with potential broker recruits. In addition she began a modest experiment with Internet advertising by securing space for PAM links on the Christian Science Monitor and Green Money Journal websites. Time will tell if these ads will generate interest for the services we provide.

Guided by Neil Stallings, PAM’s Director of Social Research, PAM launched a new service for Network clients. PAM will notify financial consultants if a company in a client’s portfolio is the subject of a socially-oriented shareholder resolution. Where appropriate, clients will be informed of the resolution by their advisor and encouraged to make an informed decision.

III. ProgressiveTrade Securities, Inc.

ProgressiveTrade Securities, Inc., is the online trading firm being developed by PAM and Sustainable Systems, Inc. Substantial progress has been made during the quarter in preparing ProgressiveTrade to commence operation. Most importantly, ProgressiveTrade closed its seed round of financing, raising $250,000 of which $100,000 came from PAM.

ProgressiveTrade entered into an agreement with Q4i, in order to utilize its online trading engine, and into an agreement with Blue Marble (a wholly owned subsidiary of Q4i), to serve as the executing broker for trades that will be placed through ProgressiveTrade. ProgressiveTrade also retained the services of Q4i to build the ProgressiveTrade social research database and social screening system. ProgressiveTrade believes its demonstration model of the system will be ready for alpha testing within three months. Significant progress was also made in establishing agreements with social research providers and affinity marketing partners. ProgressiveTrade management is now engaged in raising the $1 million Series A Round funding necessary to commence offering these services to the public.

IV. Shareholder Matters.

At the Annual Shareholders Meeting held on March 22, 2002, the following Directors were re-elected to serve one-year term on the Board — Peter Camejo, Cathy Cartier, Nina Lau-Branson, Eric Leenson, Ed Price, Gene Valentine, and Michael Wyman. In addition the accounting firm of Markle Stuckey Hardesty & Bott was reappointed to serve as auditors of PAM.

As was previously mentioned in an earlier report, PAM commenced a tender offer for common shares that ended January 18, 2002. 184, 671 shares were tendered and accepted at $0.60 per share. An additional 2,500 shares were purchased on the open market during the balance of the quarter.

PAM’s Board believes that the repurchase of PAM common shares is a good way to increase shareholder value by reducing the number of outstanding shares. The company has maintained a buy back program since selling a 40% interest to FWG and will continue to buy shares to minimize the diluting effect of that sale.

V. Looking to the Future.

July 1, 2002, will mark the third anniversary of our strategic alliance with FWG. Over that time frame many of our objectives have been met. PAM has returned to consistent profitability, the number of registered representatives in the Network has more than doubled, and the provision of socially responsible investment (SRI) products and services has expanded. The company has foregone seeking major new opportunities in order to build its core business more solidly than ever.

While work remains to be done to strengthen our core business, we believe that PAM is now well positioned to undertake new ventures that offer promising results. PAM’s investment of $100,000 in Progressive Trade Securities is an indication of that willingness. In today’s environment of pullbacks in the securities industry, there is no doubt that such an investment is a risky proposition that is not to be made lightly. There is no certainty that the necessary capital for Series A Round funding will be raised for Progressive Trade or that the company will achieve the desired objectives necessary to succeed. However, we believe a socially screened on line securities platform offers significant potential financially as well as in terms of expanding interest in SRI. Progressive Trade, if successful, will be fully complementary to our existing business model by bringing in new revenues and introducing PAM to prospective new clients seeking professional money management services.

Be assured that we will watch ProgressiveTrade’s development carefully in the coming months. Thank you for your continuing support of our efforts.

/s/ Eric Leenson	/s/ Peter Camejo

President & CEO	Chairman of the Board

May 1, 2002

Forward-Looking Statements. Any statements contained in this Report that relate to future plans, events, or performance are forward-looking statements that involve risks and uncertainties. These include, but are not limited to, changes in general economic conditions, particularly the recent down-turn in the economy, the war against terrorism, intense competition for customers, pressures on brokerage, other fees charged, most notably the competition among firms offering brokerage services on-line, the mood of the investing public and the changes in political attitude toward socially responsible investments. The terrible attack on September 11, 2001, on targets in the United States, creates even greater uncertainty and insecurity. No one yet knows the ramifications of these incidents. PAM cautions that the foregoing list of important factors is not exclusive. Developments in any of these areas could cause PAM’s results to differ materially from results that have been or may be projected by or on behalf of PAM. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this statement. PAM does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of PAM.

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